UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2010

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-1, Marunouchi 2-chome

Chiyoda-ku, Tokyo 100-8333

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐     No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 16, 2010

Mizuho Financial Group, Inc.

By:	/s/ Takeo Nakano
Name:	Takeo Nakano
Title:	Managing Director / CFO

July 16, 2010

To whom it may concern:

Company Name:	Mizuho Financial Group, Inc.
Representative:	Takashi Tsukamoto President & CEO
Head Office:	2-5-1 Marunouchi Chiyoda-ku, Tokyo
Code Number:	8411 (TSE 1st Sec., OSE 1st Sec.)

Announcement regarding Determination of Number of Shares

to be Issued in the Offering

Mizuho Financial Group, Inc. (“MHFG”) hereby announces that it has determined the following number of shares to be issued as a result of the exercise of a purchase option granted to the International Initial Purchaser in the International Offering for the purchase of the shares to be additionally issued, with respect to the Issuance of New Shares by way of Offering (Public Offering) which is a part of the issuance of new shares which was resolved at the meeting of the Board of Directors held on June 25, 2010.

Number of shares to be issued as a result of the exercise of the purchase option by the International Initial Purchaser:    391,000,000 shares

Note:   This press release does not constitute an offer of any securities for sale. This press release has been prepared for the sole purpose of publicly announcing the matters relating to the issuance of new shares, and not for the purpose of soliciting investment or engaging in any other similar activities within or outside Japan.

This press release is not an offer of securities for sale in the United States. The securities referred to above have not been, and will not be registered under the U.S. Securities Act of 1933. The securities may not be offered or sold in the United States absent registration or an exemption from registration under the U.S. Securities Act of 1933. The securities referred to above will not be publicly offered or sold in the United States.

[For Reference]

1.	The number of shares to be issued relating to the Issuance of New Shares by way of Offering (Public Offering)

5,609,000,000 shares of common stock of MHFG which are the sum of (1) and (2) below.

(1)	5,218,000,000 shares to be underwritten and purchased by the Japanese Initial Purchaser and the International Initial Purchaser in each of the offerings specified below.

(i)	Japanese Public Offering	2,609,000,000 shares

(ii)	International Offering	2,609,000,000 shares

(2)	391,000,000 shares to be issued by the exercise of the purchase options granted to the International Initial Purchaser in the International Offering for the purchase of the shares to be additionally issued

2.	Change in the number of issued shares as a result of this capital increase by public offering

Total number of issued shares at present (as of June 30, 2010):

Common Stock:	15,515,814,530 shares
Eleventh Series Class XI Preferred Stock:	914,752,000 shares
Thirteenth Series Class XIII Preferred Stock:	36,690,000 shares
Total:	16,467,256,530 shares

Increase in number of shares as a result of the capital increase by public offering:

Common Stock:	5,609,000,000 shares

Total number of issued shares after the capital increase by public offering:

Common Stock:	21,124,814,530 shares
Eleventh Series of Class XI Preferred Stock:	914,752,000 shares
Thirteenth Series Class XIII Preferred Stock:	36,690,000 shares
Total:	22,076,256,530 shares

3.	Use of proceeds

The maximum aggregate approximate net proceeds of ¥ 748,016,970,000 (the total amount of ¥ 325,243,490,000, which is the approximate net proceeds of the Japanese Public Offering, ¥ 374,020,290,000, which is the approximate net proceeds of the International Offering, and ¥ 48,753,190,000, which is the maximum approximate net proceeds of capital increase by way of third-party allotment resolved on the same date as the Japanese Public Offering and the International Offering) is planned to be used in full to make investments in MHFG’s consolidated subsidiaries by the end of March 2011.

Contact:	Mizuho Financial Group, Inc.
Corporate Communications
Public Relations Office
Tel: 03-5224-2026

Note:   This press release does not constitute an offer of any securities for sale. This press release has been prepared for the sole purpose of publicly announcing the matters relating to the issuance of new shares, and not for the purpose of soliciting investment or engaging in any other similar activities within or outside Japan.

This press release is not an offer of securities for sale in the United States. The securities referred to above have not been, and will not be registered under the U.S. Securities Act of 1933. The securities may not be offered or sold in the United States absent registration or an exemption from registration under the U.S. Securities Act of 1933. The securities referred to above will not be publicly offered or sold in the United States.